SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Issuer Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
[August 29, 2005]
Metso Corporation
(Translation of registrant’s name into English)
Fabianinkatu 9 A,
PO Box 1220
FIN-00101
Helsinki, Finland
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F	☑	Form 40-F	☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-32(b):82-

SIGNATURE
J.P. Morgan Chase Co. s holdings in Metso to 5.04 percent

SIGNATURES
Date August 29, 2005
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.
Name:

Olli Vaartimo	Harri Luoto
Executive Vice President and CFO	Senior Vice President,
Metso Corporation	General Counsel
Metso Corporation

J.P. Morgan Chase & Co.’s holdings in Metso to 5.04 percent
(Helsinki, Finland, August 29, 2005) — Metso Corporation (NYSE: MX; OMX: MEO)
Metso Corporation has been informed about an increase in the holding of the mutual funds managed by J.P. Morgan Chase & Co. of the paid up share capital of Metso Corporation. On August 23, 2005, J.P. Morgan Chase & Co’s holdings amounted to 5.04 percent of the paid up share capital of Metso Corporation. The threshold of five percent was crossed on August 23, 2005 when J.P. Morgan Asset Management (UK) Limited acting as a discretionary investment manager for underlying funds purchased 111,706 Metso shares.
Holdings by mutual funds of J.P. Morgan Chase & Co. were as follows on August 23, 2005:

J.P. Morgan Investment Management Inc.	3,136,391 shares
J.P. Morgan Investment Management Limited	571,092 shares
J.P. Morgan Trust Bank	666,000 shares
JP Morgan Fleming Asset Management (Japan) Limited	19,165 shares
JPMorgan Asset Management (UK) Limited	1,669,947 shares
JPMorgan Chase Bank	680,209 shares
J.P. Securities Limited	387,910 shares

Total	7,133,314 shares
This holding corresponds to 5.04 percent of the paid up share capital of Metso Corporation.
Metso is a global technology corporation serving customers in the pulp and paper industry, rock and minerals processing, the energy industry and selected other industries. In 2004, the net sales of Metso Corporation were approx. EUR 4 billion, and it has some 22,000 employees in more than 50 countries. Metso’s shares are listed on the Helsinki and New York Stock Exchanges.
For further information, please contact:
Johanna Sintonen, Vice President, Investor Relations Metso Corporation,
tel. +358 204 84 3253
Harri Luoto, Senior Vice President, General Counsel, Metso Corporation,
tel. +358 204 84 3240
or
USA: Mike Phillips, Senior Vice President, Finance and Administration, Metso USA, Inc., tel. +1 770 246 7237.